

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

April 21, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Bruce Schreiner
Chief Executive Officer
Sense Technologies Inc.
2535 N. Carleton Avenue
Grand Island, Nebraska 68803

   Re: Sense Technologies Inc.
     Form 10-K for the year ended February 28, 2009
     File No. 000-29990

Dear Mr. Schreiner:

  We have reviewed your response dated March 22, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Draft Form 10-K/A for the Year Ended February 28, 2009

Item 7. Management's Discussion of Results of Operations or Plan of Operations

Overview of Operations

Results of Operations

For the period ended February 28, 2009 as compared to the period ended February 29, 2008, page 12

1. Refer to our previous comments 1 and 2 issued in our letter dated February 1, 2010. Please further revise your disclosure proposed here to coherently present a discussion of your results of operations for periods compared. Your discussion should be based on your income statement presentation, and should begin with tabular disclosure detailing the dollar value and percentage changes in each income statement line item. Your related discussion should begin with Sales, then address the overall change in as well as component changes in Direct Costs, and continue in the order the income statement is presented, on an aggregate and component basis, through SG&A, Other Expense, and Net Loss. Further, you should also separately quantify and discuss sales and direct costs of each of the two products. These changes should be made in both your annual and interim filings.

2. Further, to the extent that certain events are cited as leading to material changes in either the aggregate or component changes in income statement line items, those sources of change should be quantified for each year presented in the comparative discussion. For example, in your discussion of the year over year decrease in SG&A, you cite the decrease on a year over year basis in the write-down of a promissory note and the decrease in management fees. These two items should be quantified to demonstrate that the material portion of the change has been fully explained.

Liquidity and Capital Resources, page 15

3. Refer to our previous comment 5 issued in our letter dated February 1, 2010. Please further revise the disclosure added to specifically address the notes payable that are currently in arrears as discussed in Note 6, including your plans for a remedy, and the consequences should you continue in arrears, as previously requested. Your quarterly filings should be similarly revised.

Consolidated Statements of Operations, page 19

4. Refer to our previous comment 7 in our letter dated February 1, 2010. As previously requested, please revise the header for the column representing the year ended February 29, 2008. Currently it states the year end as February 28, 2008.

5. Refer to our previous comment 9 in our letter dated February 1, 2010. As previously noted, the subtotals "Net Loss" and "Net Loss from Operations" are reversed. We would generally expect the term "Net Loss" to appear directly before the line item titled "Preferred Dividends." We would also generally expect the subtotal that precedes it to be labeled "Net Operating Loss." Please revise the captions and the classifications of your income statement as necessary for clarity. Our comment applies to your interim filing as well.

Note 4 – Intangibles, page 26

6. Refer to our previous comment 16 in our letter dated February 1, 2010. Please expand the table to also present an aggregate total for fiscal 2008. Please also indicate to what agreement royalties accrued and received relate, similar to the component breakdown provided for fiscal 2008. Consider revising your table to columnar presentation by agreement for clarity.

Note 6 – Accrued Liabilities/Accrued Liabilities – Related Party, page 28

7. Please revise the title of the note for congruence with the balance sheet caption. Specifically, the balance sheet items discussed are "Accrued Expenses" and "Accrued Expenses – Related Party."

8. Please revise the caption for the "Accrued Expenses" total. It currently cites both "Accrued Expenses" and "Accrued Expenses – Related Party."

9. Refer to our previous comment 2 in our letter dated March 8, 2010. Given the length of time the $480,000 related party payable for royalties accrued has been outstanding, please revise your disclosure to indicate how you plan to satisfy such payable.

10. Refer to your response to our previous comment 19 in our letter dated February 1, 2010. In your response, you specifically state that none of the royalties accrued on the statement of operations is with a related party. However, both your income statement caption as well as the tabular disclosure in Note 3 on page 9 in the draft Form 10-Q/A for the quarterly period ended September 30, 2009 as provided to us in your response filed April 13, 2010 indicate that the royalties expensed in all periods presented are related party items. Please clarify.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief